File No. 812-13784

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________________________________________

In the Matter of

BlackRock Advisors, LLC

BlackRock FundsSM

and

FDP Series, Inc.

________________________________________________________

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE INVESTMENT COMPANY ACT AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

________________________________________________________

Please send all communications and orders regarding this First Amended and Restated Application to:

Benjamin Archibald, Esq. BlackRock Advisors, LLC 55 East 52nd Street New York, NY 10055	Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019

This First Amended and Restated Application (including exhibits) consists of 46 pages.

As filed with the Securities and Exchange Commission on November 22, 2013

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

IN THE MATTER OF

BLACKROCK ADVISORS, LLC
100 BELLEVUE PARKWAY
WILMINGTON, DELAWARE 19809

BLACKROCK FUNDSSM
100 BELLEVUE PARKWAY
WILMINGTON, DELAWARE 19809

and

FDP SERIES, INC.
100 BELLEVUE PARKWAY
WILMINGTON, DELAWARE 19809

File No. 812-13784

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE INVESTMENT COMPANY ACT AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.	INTRODUCTION

FDP Series, Inc. (the “Corporation”), an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) that offers one or more series of shares (each, an “FDP Series”), on its own behalf and on behalf of each existing FDP Series, BlackRock FundsSM (the “Trust”), on its own behalf and on behalf of its BlackRock Multi-Manager Alternatives Fund (the “Multi-Manager Fund”), and BlackRock Advisors, LLC (“BlackRock Advisors” or the “Adviser” and together with the Corporation and

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the Trust, the “Applicants”), the investment adviser to the Corporation, the Trust and certain other Funds (as defined below), hereby submit this amended and restated application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the 1940 Act.

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of directors/trustees of the Corporation or the Trust, as applicable (the “Board”),1 including a majority of directors or trustees who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of the Corporation or the Trust, as applicable, or of the Adviser (the “Independent Directors”),2 to take certain actions without obtaining shareholder approval as follows: (i) select certain wholly-owned and non-affiliated investment subadvisers (each a “Subadviser” and collectively, the “Subadvisers”)3 to manage all or a portion of the assets of one or more of the FDP Series or of the Multi-Manager Fund pursuant to an investment subadvisory agreement with each such Subadviser (each a “Subadvisory Agreement” and collectively, the “Subadvisory Agreements”);4 and (ii) materially amend Subadvisory Agreements with such Subadvisers. As used herein, a Subadviser for a Subadvised Fund (as defined below) is: (i) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the

[1]	The term “Board” includes the board of directors or trustees of a Subadvised Fund (as defined below) that relies in the future on the order granted hereunder.
[2]	The term Independent Directors includes the directors/trustees of any Subadvised Fund (as defined below) that relies in the future on the order granted hereunder who are not “interested persons” of the Subadvised Fund or the Adviser within the meaning of Section 2(a)(19) of the 1940 Act.
[3]	The term “Subadviser” includes each subadviser to a Subadvised Fund (as defined below) that relies in the future on the order granted hereunder and that is not an Affiliated Subadviser (as defined below).
[4]	The terms “Subadvisory Agreement” and “Subadvisory Agreements” include each subadvisory agreement with a Subadviser (other than an Affiliated Subadviser, as defined below) to a Subadvised Fund (as defined below) that relies in the future on the order granted hereunder.
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Adviser for that Subadvised Fund, or (ii) a sister company of the Adviser for that Subadvised Fund that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Adviser (each of (i) and (ii), a “Wholly-Owned Subadviser” and collectively, the “Wholly-Owned Subadvisers”), or (iii) not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the applicable Subadvised Fund, the Corporation or the Trust, as applicable, or the Adviser, except to the extent that an affiliation arises solely because the Subadviser serves as a subadviser to a Subadvised Fund (each, a “Non-Affiliated Subadviser” and collectively, the “Non-Affiliated Subadvisers”).5 Such relief would include, without limitation, the replacement or reinstatement of any Subadviser with respect to which a Subadvisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act. Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting each Subadvised Fund (as defined below) from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii),

[5]	Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of Section 2(a)(43) of the 1940 Act, is a Wholly-Owned Subsidiary of such person.
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22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the Applicants, as well as to any other registered investment adviser that is controlling, controlled by or under common control with BlackRock Advisors or its successors6 (the “Adviser”), and to any other existing or future FDP Series of the Corporation, any other existing or future series of the Trust, and any other existing or future registered open-end investment company or existing or future series thereof (any such existing or future series or investment company (if not organized as a series company) not named as an Applicant, as well as each FDP Series, the Multi-Manager Fund and any other existing or future series of the Corporation or the Trust, a “Fund”) that relies on the requested relief described in this Application and (a) is advised by the Adviser; (b) uses the manager of managers structure (the “Manager of Managers Structure”) described in this Application; and (c) complies with the terms and conditions set forth herein (the “Subadvised Funds,” and each a “Subadvised Fund”). The only Subadvised Funds that currently intend to rely on the requested order are the existing FDP Series of the Corporation and the Multi-Manager Fund of the Trust, which are named as Applicants.7 If the name of any Subadvised Fund contains the name of a Subadviser, the name of the Adviser that serves as the primary adviser to that Subadvised Fund or a trademark or trade name that is owned by or publicly used to identify that Adviser will

[6]	For purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[7]	As discussed herein, no current FDP Series may rely on the relief requested in this Application unless that FDP Series first obtains shareholder approval of the Manager of Managers Structure. The initial shareholder of the Multi-Manager Fund, which has not yet commenced operations, will approve the Manager of Managers Structure.
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precede the name of the Subadviser. Any Subadvised Fund8 and Adviser that rely on the requested order will do so only in accordance with the terms and conditions contained in this Application.9

Applicants are seeking this exemption to enable the Adviser and the applicable Board to obtain for each Subadvised Fund the services of one or more Subadvisers believed by the Adviser and the Board of that Subadvised Fund to be particularly well suited to manage all or a portion of the assets of that Subadvised Fund, and to make material amendments to Subadvisory Agreements believed by the Adviser and the Board of that Subadvised Fund to be appropriate, without the delay and expense of convening special meetings of Subadvised Fund shareholders. Under this Manager of Managers Structure, the Adviser evaluates, allocates assets to and oversees the Subadvisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers.

If the relief sought is granted, the Adviser, with the approval of the Board, including a majority of the Independent Directors, would on behalf of each Subadvised Fund, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Subadviser or a Wholly-Owned Subadviser, including terminating an existing subadviser and replacing it with one or more Non-Affiliated Subadvisers or Wholly-Owned Subadvisers, and (ii) materially amend

[8]	The conditions of the requested order will apply only to a Fund that seeks to rely on the order granted hereunder as a Subadvised Fund, and not to any other series of the same registrant that does not rely on the order.
[9]	The requested relief will not extend to any subadviser, other than a Wholly-Owned Subadviser, who is an affiliated person as defined in Section 2(a)(3) of the 1940 Act, of the Subadvised Fund or the Adviser, other than by reason of serving as a subadviser to one or more of the Subadvised Funds (“Affiliated Subadviser”).
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Subadvisory Agreements with Non-Affiliated Subadvisers and Wholly-Owned Subadvisers. Shareholder approval will continue to be required for any other material amendments to an existing subadvisory agreement with any subadviser other than a Non-Affiliated Subadviser or a Wholly-Owned Subadviser (all such changes referred to herein as “Ineligible Subadviser Changes”), except as otherwise permitted by applicable law or by rule or other action of the Commission or its staff.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that without this relief, the Subadvised Funds may be (i) precluded from promptly and timely hiring Subadvisers or materially amending Subadvisory Agreements, or (ii) subject to delays and additional expense of proxy solicitation when hiring Subadvisers or materially amending Subadvisory Agreements considered appropriate by the Adviser and the applicable Board.

II.	BACKGROUND
A.	THE CORPORATION AND THE FDP SERIES

The Corporation is an open-end management investment company registered under the 1940 Act that is organized as a Maryland corporation. The Corporation is organized as a series fund and currently consists of four FDP Series, which are offered and sold pursuant to a registration statement on Form N-1A. The Board currently consists of thirteen individuals, ten of whom are Independent Directors of the Corporation. BlackRock Advisors serves as “investment adviser,” as defined in Section 2(a)(20)(A) of the 1940 Act, to each FDP Series and each FDP

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Series is also advised by a Subadviser.10 The current FDP Series of the Corporation are: Franklin Templeton Total Return FDP Fund; Invesco Value FDP Fund; MFS Research International FDP Fund; and Marsico Growth FDP Fund.11 The Corporation may offer additional FDP Series in the future that seek to operate under the Manager of Managers Structure.

Each FDP Series offers shares with its own distinct investment objectives, policies and restrictions. Each of the FDP Series offers, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, an FDP Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, an FDP Series or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

B.	THE TRUST AND THE MULTI-MANAGER FUND

The Trust is an open-end management investment company registered under the 1940 Act that is organized as a Massachusetts business trust. The Trust is organized as a series fund and currently consists of thirty-five (35) series, only one of which, the recently formed Multi-Manager Fund, currently expects to operate under the Manager of Managers Structure. The Multi-Manager Fund has not yet commenced operations. The Trust may offer additional series in the future that seek to operate under the Manager of Managers Structure.12 The Board

[10]	The prospectus for each FDP Series that seeks to rely on an order granted hereunder will contain the disclosure required by Condition 2 below at all times subsequent to the approval required by Condition 1 below.
[11]	The Applicants will cause the name of any FDP Series that seeks to rely on an order granted hereunder to reflect the name of BlackRock prior to the name of any Subadviser subsequent to the approval required by Condition 1 below.
[12]	In addition, an existing series of the Trust may in the future become a Subadvised Fund that seeks to operate under the Manager of Managers Structure, subject to the terms and conditions hereof.
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currently consists of fourteen individuals, twelve of whom are Independent Directors of the Trust.

The Multi-Manager Fund will offer its shares pursuant to a registration statement on Form N-1A. BlackRock Advisors will serve as “investment adviser,” as defined in Section 2(a)(20)(A) of the 1940 Act, to the Multi-Manager Fund. BlackRock Advisors will allocate assets of the Multi-Manager Fund to multiple Wholly-Owned Subadvisers and Non-Affiliated Subadvisers, and in the future, possibly Affiliated Subadvisers, that will employ a variety of investment strategies. BlackRock Advisors may also directly manage a portion of the assets of the Multi-Manager Fund.

The Multi-Manager Fund will offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, the Multi-Manager Fund may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, the Multi-Manager Fund or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

C.	FUTURE SUBADVISED FUNDS

Each Subadvised Fund that seeks to rely on the order granted hereunder in the future will be a registered open-end investment company or series thereof. At least a majority of the Board of the Subadvised Fund will consist of Independent Directors.

Each Subadvised Fund may offer shares with its own distinct investment objectives, policies and restrictions. Each of the Subadvised Funds may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, a Subadvised Fund may issue a class of shares that is subject to a front-end sales load or a

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contingent deferred sales load. In addition, a Subadvised Fund or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

D.	THE ADVISER

BlackRock Advisors, an indirectly wholly-owned subsidiary of BlackRock, Inc. (“BlackRock”), is a Delaware limited liability company that is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). BlackRock Advisors currently serves as investment adviser to each FDP Series, and will serve as investment adviser to the Multi-Manager Fund, pursuant to an investment advisory agreement with the Corporation on behalf of each FDP Series and with the Trust on behalf of the Multi-Manager Fund, as applicable (each an “Investment Advisory Agreement”). BlackRock Advisors’ current business address is 100 Bellevue Parkway, Wilmington, Delaware 19809.

Any Adviser that in the future seeks to rely on the order granted hereunder also will be registered with the Commission as an investment adviser under the Advisers Act. The term “Investment Advisory Agreement” includes each investment advisory agreement entered into by an Adviser with, or on behalf of, a Subadvised Fund that in the future seeks to rely on the order granted hereunder.

Each current Investment Advisory Agreement permits the Adviser, in its sole discretion and to the extent permitted by applicable law, to appoint one or more subadvisers to perform investment advisory services with respect to a Subadvised Fund. Each current Investment Advisory Agreement permits the Adviser to terminate any or all subadvisers in its sole discretion at any time to the extent permitted by applicable law. Pursuant to its authority under each respective current Investment Advisory Agreement, the Adviser has entered into Subadvisory Agreements with Subadvisers with respect to the existing FDP Series and will enter into

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Subadvisory Agreements with Subadvisers to the Multi-Manager Fund. Each of the current Subadvisory Agreements relating to the FDP Series has been approved by the respective Board, including by a majority of the Independent Directors, and the shareholders of the respective Subadvised Fund, in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act.13  Moreover, the terms of these Subadvisory Agreements comply fully with Section 15(a) of the 1940 Act. The Adviser reviews, supervises and administers each respective Fund’s investment program.  The Adviser is solely responsible for compensating each Subadviser from the management fees that it receives from the applicable Fund.

Under the terms of each current Investment Advisory Agreement, subject to and in accordance with the investment objective and policies of a Subadvised Fund and any directions which the Board may issue to the Adviser, the Adviser has overall responsibility for the general management and investment of the assets and securities portfolios of the Subadvised Fund. Further, the Adviser shall develop the overall investment program and strategies for the Subadvised Fund, or segments thereof, shall revise such program as necessary, and shall monitor and report periodically to the Board concerning the implementation of the program. To the extent applicable, the Adviser shall research and evaluate subadvisers and shall advise the Board of the subadvisers that the Adviser believes are best-suited to invest the assets of a Subadvised Fund; shall monitor and evaluate the performance of each Subadviser; shall determine the portion of a Fund’s assets to be managed by each Subadviser; shall recommend changes or additions of Subadvisers when appropriate; and shall coordinate the investment activities of the Subadvisers. In addition, the

[13]	Each Subadvisory Agreement relating to the Multi-Manager Fund will be approved in a similar manner prior to receipt of the order requested hereunder.
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Adviser may directly manage a portion or, from time to time, all of the assets of a Subadvised Fund.

For the investment management services it provides to a Subadvised Fund, the Adviser receives from that Subadvised Fund the fee specified in its Investment Advisory Agreement, payable monthly at an annual rate based on the average daily net assets of the Subadvised Fund.

The terms of each Investment Advisory Agreement comply with Section 15(a) of the 1940 Act. Each Investment Advisory Agreement will be approved by the applicable Board, including a majority of the Independent Directors, and by the shareholders of the relevant Subadvised Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements.

E.	THE SUBADVISERS

Pursuant to the authority under the Investment Advisory Agreement applicable to the FDP Series, the Corporation and the Adviser have entered into a Subadvisory Agreement with each Subadviser to serve as Subadviser to an FDP Series. As of the date of this Application, each of the following Subadvisers serves in such capacity with respect to the following FDP Series:

•	Massachusetts Financial Services Company serves as a Subadviser to MFS Research International FDP Fund;
•	Marsico Capital Management, LLC serves as a Subadviser to Marsico Growth FDP Fund;
•	Invesco Advisers, Inc. serves as a Subadviser to Invesco Value FDP Fund; and
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•	Franklin Advisers, Inc. serves as a Subadviser to Franklin Templeton Total Return FDP Fund.

Each of the FDP Series currently engages a Non-Affiliated Subadviser to achieve its investment objectives. The Multi-Manager Fund will seek to achieve its investment objective by allocating assets to multiple Wholly-Owned Subadvisers and Non-Affiliated Subadvisers that employ a variety of investment strategies.14 In the future, the Adviser may enter into new, additional or amended Subadvisory Agreements on behalf of the FDP Series, the Multi-Manager Fund or other Subadvised Funds, subject to (i) applicable Board and Independent Director approval and (ii) (a) any required shareholder approval or (b) any and all applicable terms and conditions set forth herein.

Each Subadviser is, and any future Subadviser will be, an investment adviser as defined in Section 2(a)(20)(B) of the 1940 Act, and either registered with the Commission as an investment adviser under the Advisers Act or not subject to such registration.15 The Adviser will select one or more Subadvisers based on the Adviser’s evaluation of the respective Subadviser’s skills in managing assets pursuant to particular investment styles or strategies, and recommend their hiring to the Board. Subadvisers recommended to the Board will be subject to selection and initial approval by the Board, including a majority of the Independent Directors. The Adviser may employ multiple Subadvisers for one or more of the Subadvised Funds.  In those instances, the Adviser would allocate and, as appropriate, reallocate a Subadvised Fund’s assets among the

[14]	BlackRock Advisors may also directly manage a portion of the assets of the Multi-Manager Fund, and in the future, may allocate assets to one or more Affiliated Subadvisers.
[15]	See, e.g., Hatteras, SEC No-Action Letter (Sept. 25, 2012).
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Subadvisers and the Subadvisers would have management oversight of that portion of the Subadvised Fund allocated to each of them.16

The Adviser will engage in an on-going analysis of the continued advisability of retaining these Subadvisers and make recommendations to the Board as needed.  The Adviser will also negotiate and renegotiate the terms of the Subadvisory Agreements, including the fees paid to each Subadviser, with the Subadvisers and make recommendations to the Board as needed.  The specific investment decisions for each Subadvised Fund will be made by that Subadviser which has discretionary authority to invest the assets or a portion of the assets of that Subadvised Fund, subject to the general supervision of the Adviser and the Board.

Each Subadvisory Agreement will be approved by the applicable Board, including a majority of the Independent Directors, and, until such time as the Commission grants the requested relief, the shareholders of the applicable Subadvised Fund in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.17  In addition, the terms of each Subadvisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Subadvisory Agreement will precisely describe the compensation that the Subadviser will receive for providing services to the relevant Subadvised Fund, and provide that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without

[16]	The portion of a Subadvised Fund’s assets allocated to a particular Subadviser, including an Affiliated Subadviser, may vary from time to time from zero to one hundred percent in the discretion of the Adviser.
[17]	Applicants acknowledge that, regardless of any exemptive relief granted, Subadvisory Agreements (and amendments) that are with Affiliated Subadvisers, or that are for Subadvised Funds that pay Subadvisers directly and raise the overall advisory and management fees payable by the Fund, will remain subject to shareholder vote, except as otherwise permitted by applicable law or by rule or other action of the Commission.
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the payment of any penalty, by the Adviser, the Board or by the shareholders of the relevant Subadvised Fund on not more than sixty days’ written notice to the Subadviser, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. The Applicants will seek shareholder approval as required under the 1940 Act for any Subadvisory Agreement proposed to be entered into until such time as the Commission grants the exemptive relief requested herein.

For its services to a Subadvised Fund, a Subadviser will receive a fee paid by the Adviser from the fee the Adviser receives from the Subadvised Fund. The Adviser will negotiate the subadvisory fee rate with the Subadviser. The fee paid to a Subadviser of a Subadvised Fund with multiple Subadvisers will depend on the rate the Adviser negotiates with the Subadviser and the percentage of the Subadvised Fund’s assets the Adviser allocates to that Subadviser, which may change from time to time. The basis for the fee paid to such a Subadviser, therefore, will not necessarily be constant, and the relative fees paid to the various Subadvisers of such a Subadvised Fund will vary. Each Subadviser will bear its own expenses of providing subadvisory services to a Subadvised Fund. None of the Subadvised Funds is responsible for paying subadvisory fees to any Subadviser.

Under the Manager of Managers Structure, the Adviser will supervise and monitor each applicable Subadviser’s performance and periodically recommend to the Board which Subadvisers should be retained or released. Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process.  The Adviser, directly and/or through one or more affiliates will undertake a due diligence process, which is currently expected to entail the use of one or more proprietary databases and various public sources and to employ a number of risk management, monitoring and analytical systems to seek to identify and measure risk, as well as

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extensive and regular contact with the Subadvisers.  The Adviser periodically will gather and analyze certain performance information regarding the Subadvised Funds, and such other relevant information as the Adviser deems appropriate and, based on this analysis, will assess whether to recommend to the Board that a Subadviser be retained or released. The Adviser will monitor possible replacement Subadvisers for the Subadvised Funds so that any transition can be recommended to the Board and, if approved, effected on a timely basis should a Subadviser change be warranted.  Such a Subadviser change may result in the replacement of the Subadviser (either directly or in connection with the engagement of a transition manager), or termination without replacement. Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expense and may delay the implementation of the change, which may not be in the best interests of the shareholders.

III.	EXEMPTION REQUESTED

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to subadvisory fees, to facilitate the selection and retention of Subadvisers and to make material changes to Subadvisory Agreements in connection with operating the Subadvised Fund. Under the requested relief, Applicants will obtain the approval of the applicable Board, including a majority of the Independent Directors, when the Adviser proposes to replace or add a Subadviser or materially change a Subadvisory Agreement, but approval by shareholders of the applicable Subadvised Fund will not be required to be sought or obtained.18

[18]	The Adviser acknowledges that material changes to Subadvisory Agreements with Affiliated Subadvisers and changes to Affiliated Subadvisers would be subject to shareholder approval, except as otherwise permitted by applicable law or by rule or other action by the Commission.
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A Subadvised Fund will be required, as provided in Condition 1 below, to obtain shareholder approval of the Manager of Managers Structure before relying on the order requested in this Application. A Subadvised Fund’s prospectus will, at all times following such shareholder approval, contain the disclosure required by Condition 2 to this Application, provided that if shareholder approval of the Manager of Managers Structure is obtained prior to the requested order being granted, the Subadvised Fund’s prospectus will disclose at all times following that approval the fact that the Subadvised Fund has applied for this exemptive relief and the potential existence, substance, and effect of the requested order and the other disclosures provided for in Condition 2, below.

If the requested order is granted, each Subadvisory Agreement will comply with all the provisions required by Section 15(a) of the 1940 Act except obtaining approval by the shareholders of the affected Subadvised Fund, including that it will: (i) precisely describe the compensation to be paid by the Adviser or Subadvised Fund to the Subadviser; (ii) continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the time and in the manner required by Section 15(c) of the 1940 Act; (iii) provide, in substance, for the termination at any time, without the payment of any penalty, by the Adviser, the applicable Board or the shareholders of the applicable Subadvised Fund on not more than sixty days’ written notice to the Subadviser; and (iv) provide, in substance, for the automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act. As noted above, Applicants are not requesting relief for Ineligible Subadviser Changes and will continue to seek shareholder approval in such cases, consistent with the requirements of the 1940 Act and the rules thereunder.

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IV.	APPLICABLE LAW AND DISCUSSION
A.	SHAREHOLDER VOTE
1.	Applicable Law

Section 6(c) of the 1940 Act provides, in relevant part, that:

The Commission .. . . by order upon application, may conditionally or unconditionally exempt any person . . . or any class or classes of persons .. . . from any . . . provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Section 15(a) of the 1940 Act provides, in relevant part, that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company. . . .

Rule 18f-2(c)(1) under the 1940 Act provides, in relevant part, that:

With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter. . . .

Rule 18f-2(c)(2) further provides that:

If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by [paragraph (c)(1) of this section], the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

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Section 2(a)(20) of the 1940 Act defines an “investment adviser” as follows:

“Investment adviser” of an investment company means (A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property . . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) . . . .

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company. Accordingly, Subadvisers are deemed to be within the statutory definition of an “investment adviser,” for purposes of Section 15 of the 1940 Act, and any Subadvisory Agreements with the Subadvisers are or will be subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreements. Therefore, without the exemption applied for herein, a Subadvised Fund: (a) would be prohibited from entering promptly into a new Subadvisory Agreement and any existing Subadvisory Agreement could not be materially amended; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and/or the particular Subadvised Fund involved were to incur the costs of convening a special meeting of Subadvised Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change of actual control or management of the investment adviser” to a registered investment company. If the Applicants or a Subadviser relies on Rule 2a-6 in connection with a transaction covered by the Rule, shareholder approval will not be required and

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Applicants will not be obligated to provide a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement (as defined below) to shareholders.

For the reasons set forth below and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser and the Subadvised Funds to submit Subadvisory Agreements to the affected shareholders for approval prior to entering into or materially amending a Subadvisory Agreement.

2.	Discussion

Applicants seek relief to permit a Subadvised Fund and/or the Adviser to enter into and materially amend Subadvisory Agreements with the Non-Affiliated and Wholly-Owned Subadvisers, each subject to the approval of the Board, including a majority of the Independent Directors, without obtaining shareholder approval as required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser intends to operate each Subadvised Fund in a manner that is different from that of traditional investment companies having a single investment adviser (a “Single-Manager Fund”); (2) the relief will benefit shareholders by enabling each Subadvised Fund to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

(a)	Necessary or Appropriate in the Public Interest

In the case of a Single-Manager Fund, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make investment decisions. The

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investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. In the case of a Subadvised Fund, the Adviser will not normally make the day-to-day investment decisions for the Subadvised Fund; instead, the Adviser will establish an investment program for each Subadvised Fund and select, supervise, and evaluate Subadvisers who will make the day-to-day investment decisions for each Subadvised Fund.19 In performing this service, the Adviser will be able to select those Subadvisers best suited to manage a particular Subadvised Fund in light of the Subadvised Fund’s strategies and the market sectors in which it invests.

From the perspective of the shareholder, the role of the Subadviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a Single-Manager Fund. The individual portfolio managers and the Subadvisers are each charged with the selection of portfolio investments in accordance with a Subadvised Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to the Subadvised Fund. Applicants believe that shareholders will expect the Adviser, subject to the review and approval of the Board, to select one or more Subadvisers that the Adviser has reasonably determined are well suited to achieve the Subadvised Fund’s investment objective. Shareholders of Single-Manager Funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate each applicable Subadviser out of the investment management fee or from other Adviser assets unless the Adviser, and the Subadviser and the Subadvised Fund have agreed to compensate the Subadviser out of fund assets. Under the Single-Manager Fund structure, shareholders do not vote on the selection of individual portfolio

[19]	The Adviser may directly manage a portion or, from time to time, all of a Subadvised Fund’s assets.
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managers or changes in their compensation. There is no compelling policy reason why the Subadvised Fund’s shareholders should be required to approve the relationship between the Subadvisers and each applicable Subadvised Fund when shareholders of a Single-Manager Fund are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Subadviser is proposed for retention by a Subadvised Fund, shareholders of that Subadvised Fund would be required to approve the Subadvisory Agreement with that Subadviser.20 Similarly, if an existing Subadvisory Agreement were to be amended in any material respect, the shareholders of the affected Subadvised Fund would be required to approve the change. Moreover, if a Subadvisory Agreement were “assigned” as a result of a change in control of the Subadviser, the shareholders of the affected Subadvised Fund would be required to approve retaining the existing Subadviser. In all these instances, the need for shareholder approval requires the affected Subadvised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and potentially harmful to the affected Subadvised Fund and its shareholders.

Applicants believe that permitting the Adviser to perform the duties for which the shareholders of a Subadvised Fund are paying the Adviser (which include the selection, supervision and evaluation of the Subadvisers) — without incurring unnecessary delays or

[20]	There are limited exceptions for a Subadvised Fund to appoint Wholly-Owned Subadvisers and amend existing agreements with such Subadvisers. See, e.g., Wells Fargo Bank, N.A., SEC No-Action Letter (Mar. 31, 1998). See also Rule 2a-6 under the 1940 Act.
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expenses is appropriate in the interest of the Subadvised Fund’s shareholders and will allow the Subadvised Fund to operate more efficiently. None of the FDP Series, the Multi-Manager Fund or any other Subadvised Fund is expected to be required to hold an annual shareholder meeting. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Fund will be able to replace Subadvisers more quickly and at less cost, when the Board, including a majority of the Independent Directors, and the Adviser believe that a change would benefit a Subadvised Fund and its shareholders.  Without the requested relief, for example, if a Subadviser were to resign unexpectedly or undergo a change of control, the affected Subadvised Fund(s) may be left to operate without a Subadviser or with less than what the Adviser may consider to be an optimum number or mix of Subadvisers.

(b)	Consistent with the Protection of Investors

Primary responsibility for management of a Subadvised Fund’s assets, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board.  Each Investment Advisory Agreement will remain fully subject to the requirements of Section 15(a) under the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Subadvised Fund, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most able Subadvisers.  Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Subadviser than are individual shareholders.

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In evaluating the services that a Subadviser will provide to a Subadvised Fund, the Adviser considers certain information, including, but not limited to, the following:

(1)	the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Fund;
(2)	a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Fund, and the ability of the Subadviser to attract and retain capable personnel;
(3)	information regarding the financial condition and stability of the Subadviser; and
(4)	reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Subadviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In addition, the Adviser and the applicable Board will consider the Subadviser’s compensation with respect to each Subadvised Fund for which the Subadviser will provide portfolio management services. The Subadviser’s fee bears on the amount and reasonableness of the Adviser’s fee payable by a Subadvised Fund. Accordingly, the Adviser and Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and Board will consider certain information, including, but not limited to, the following:

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(1)	a description of the proposed method of computing the fees and possible alternative fee arrangements;
(2)	comparisons of the proposed fees to be paid to each Subadviser of each applicable Subadvised Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and
(3)	data with respect to the projected expense ratios of each applicable Subadvised Fund and comparisons with other mutual funds of comparable size.

Shareholders of a Subadvised Fund will receive adequate information about the Subadvisers.  The prospectus and statement of additional information (“SAI”) for each Subadvised Fund will include all information required by Form N-1A concerning the Subadvisers of the applicable Subadvised Fund (except as modified to permit Aggregate Fee Disclosure as defined in this Application).  If a new Subadviser is retained or a Subadvisory Agreement materially amended, the affected Subadvised Fund’s prospectus and SAI will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended.  If new Subadvisers are hired, the Subadvised Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;21 and (b) the Subadvised Fund will make the

[21]	A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Funds.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified below by the requested order to permit Aggregate Fee Disclosure (defined below). Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

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Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement.  Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.

(c)	Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application. The Applicants also believe that no economic incentive exists for the Adviser to select a Wholly-Owned Subadviser to manage all or a portion of the assets of a Subadvised Fund. As noted above, no applicable Subadvised Fund would be responsible for compensating a Wholly-Owned Subadviser. The Adviser will receive advisory fees pursuant to the Investment Advisory Agreement, which has been approved by the Board, including a majority of the Independent Directors, and the shareholders of the relevant Subadvised Fund. Any Subadviser will receive a subadvisory fee pursuant to the applicable Subadvisory Agreement, which has been approved by

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the Board, including a majority of the Independent Directors. Furthermore, any amendments to a Subadvisory Agreement that would increase the total advisory fees (including Subadvisory fees) payable by a Subadvised Fund would be Ineligible Subadviser Changes and would require shareholder approval.

Even if the Adviser had an economic incentive, the Adviser would not be able to act to the detriment of the shareholders of the Subadvised Fund because of the conditions set forth in this Application. Applicants believe that conditions 6, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of the entire Board is, and will continue to be, comprised of Independent Directors, and the Independent Directors will have independent counsel.22 For any Subadvised Fund that uses a subadviser that is an “affiliated person” (as that term is defined in the 1940 Act) of the Adviser, including, but not limited to, a Wholly-Owned Subadviser, condition 10 requires the Board to make a separate finding, reflected in the applicable Board minutes, that any change in Subadvisers to manage all or a portion of the assets of that Subadvised Fund is in the best interests of the Subadvised Fund and its shareholders and does not involve a conflict of interest from which the Adviser or Subadviser derives an inappropriate advantage. A new Subadviser would also need to be approved by a majority of the Independent Directors who are subject to limits on their ability to have a financial interest in that Subadviser.  If the Adviser proposes to terminate a Non-Affiliated Subadviser and hire a Wholly-Owned Subadviser for a Subadvised Fund, the fees and other terms of the Subadvisory

[22]	Condition 7 applies only if a Subadvised Fund relies on the relief that would allow it to provide Aggregate Fee Disclosure. Nonetheless, the Independent Directors of the Corporation and of the Trust have independent counsel, and it is the expectation of the Applicants that the Independent Directors of Subadvised Funds will in the future be represented by independent counsel.
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Agreement will be reviewed by the Board, including a majority of the Independent Directors, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Subadvised Fund would remain subject to the annual review by the Board.  Each Subadvisory Agreement, and the fees paid to each Subadviser thereunder, would also remain subject to the annual review by the applicable Board, including a majority of the Independent Directors.

(d)	Consistent with the Policy and Provisions of the 1940 Act

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including subadvisory contracts.23 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.24 The relief sought in this Application is fully consistent with this public policy.

The Investment Advisory Agreement for each Subadvised Fund and Subadvisory Agreements with Affiliated Subadvisers for each Subadvised Fund (if any) will continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The prospectus of each Subadvised Fund will disclose that the Adviser is the primary provider of investment advisory services to the Subadvised Fund, and, if the requested relief is granted, that the Adviser may hire or change Subadvisers for the Subadvised Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and

[23]	See Section 1(b)(6) of the 1940 Act.
[24]	Hearings on S. 3580 before a Subcomm. Of the State Comm. On Banking and Currency, 76th Cong. 3d Sess. 253 (1940) (statement of David Schenker).
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recommend to the Board their hiring, termination and replacement. In a Single-Manager Fund, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. Additionally, if a shareholder of a Subadvised Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may exchange its shares for those of another Fund or may redeem their shares.

B.	DISCLOSURE OF SUBADVISERS’ FEES
1.	Applicable Law

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of

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Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory agreement, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the last fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Subadvised Fund to disclose the fees paid to a Subadviser in connection with a Subadvisory Agreement or with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Fund’s financial

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statements to disclose information concerning fees paid to a Subadviser, the nature of a Subadviser’s affiliations, if any, with the Adviser, and the names of any Subadviser accounting for 5% or more of the aggregate fees paid to the Adviser.

For the reasons and subject to the conditions below, Applicants seek an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of a Subadvised Fund’s net assets) only (i) the aggregate fees paid to the Subadvised Fund’s Adviser and any Wholly-Owned Subadvisers, (ii) the aggregate fees paid to Non-Affiliated Subadvisers, and (iii) the fee paid to each Affiliated Subadviser (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees paid to each Subadviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Exchange Act and Section 6-07(2)(a), (b) and (c) of Regulation S-X. For a Subadvised Fund that employs an Affiliated Subadviser, the Subadvised Fund will provide separate disclosure of any fees paid to such Affiliated Subadviser.

2.	Discussion

Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (1) the Adviser will operate the Subadvised Funds using the services of one or more Subadvisers in a manner different from that of Single-Manager Funds such that disclosure of the individual fees that the Adviser or Subadvised Funds would pay to each Subadviser would not be relevant to a shareholder or prospective shareholder in understanding the aggregate amount that the fund would pay for investment advisory services; (2) the relief would benefit shareholders by enabling the Subadvised Funds to operate in a less costly and

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more efficient manner, for example, by facilitating the Adviser’s ability to negotiate and manage subadvisory relationships; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Adviser intends to operate the Subadvised Funds in a manner different from a Single-Manager Fund. By investing in a Subadvised Fund, shareholders are hiring the Adviser to manage the Subadvised Fund’s assets by evaluating, monitoring and recommending Subadvisers and allocating assets of the Subadvised Fund among Subadvisers rather than exclusively by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Subadvisers and recommending their hiring, termination and replacement. In return, the Adviser receives an advisory fee from each Subadvised Fund. Pursuant to the relevant Subadvisory Agreement, the Adviser may compensate a Subadviser out of its advisory fees or its own assets or, as a matter of administrative convenience, the Subadvised Fund may pay the Subadviser the amount the Adviser owes it and reduce the amount of advisory fees it pays the Adviser by the amount of Subadvisory fees it has paid to the Subadviser. Disclosure of the individual fees that the Adviser or Subadvised Fund would pay to a Subadviser would not be relevant to a shareholder’s understanding of amounts paid by a Subadvised Fund for advisory services since the Subadvised Fund would pay the Adviser to monitor, evaluate and compensate each Subadviser. The fees negotiated between the Adviser and the Subadvisers would be the functional equivalent of requiring Single-Manager Funds to disclose the salaries of individual portfolio managers employed by that investment adviser.  In the case of a Single-Manager Fund, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the

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case of the Subadvised Fund, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Subadvisers, recommending the Subadvisers’ selection and termination (if necessary), and negotiating the compensation of the Subadvisers. The disclosure relief requested would be consistent with the Commission’s current disclosure requirements applicable to the compensation of fund portfolio managers.25

The requested relief would benefit shareholders of the Subadvised Funds because it would improve the Adviser’s ability to negotiate the fees paid to Subadvisers. The Adviser’s ability to negotiate with the various Subadvisers would be adversely affected by public disclosure of fees paid to each Subadviser. If the Adviser is not required to disclose the Subadvisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Subadviser’s “posted” amounts. Moreover, if one Subadviser is aware of the advisory fee paid to another Subadviser, the Subadviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Subadvisers to negotiate lower subadvisory fees with the Adviser if the lower fees are not required to be made public.

C.	PRECEDENT

The Commission has granted substantially the same relief requested herein from Section 15(a) and Rule 18f-2 for Non-Affiliated Subadvisers. See, e.g., The Dreyfus Corporation, et al., Release Nos. 30580 (June 26, 2013) (notice) and 30608 (July 23, 2013) (order) (“Dreyfus”); ING Investments, LLC, et al., Release Nos. 30566 (June 24, 2013) (notice) and 30603 (July 22, 2013)

[25]	See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Fund, the SAI will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Fund, the SAI will describe the structure of, and method used to determine, the compensation received by the Subadviser.
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(order) (“ING Investments”); Frank Russell Company, et al., Release Nos. 30524 (May 17, 2013) (notice) and 30556 (June 12, 2013) (order); Goldman Sachs Trust II, et al., Release Nos. 30496 (April 29, 2013) (notice) and 30542 (May 29, 2013) (order) (“Goldman”); Munder Series Trust, et al., Release Nos. 30441 (March 29, 2013) (notice) and 30493 (April 24, 2013) (order) (“Munder”); Arden Investment Series Trust and Arden Asset Management LLC, Release Nos. 30255 (November 2, 2012) (notice) and 30283 (November 28, 2012) (order); Trust for Professional Managers, et al., Release Nos. 30235 (October 18, 2012) (notice) and 30263 (November 14, 2012) (order); PACE Select Advisors Trust and UBS Global Asset Management (Americas) Inc., Release Nos. 30224 (September 27, 2012) (notice) and 32041 (October 23, 2012) (order) (“Pace”); Neuberger Berman Alternative Funds, et al., Release Nos. 30206 (September 8, 2012) (notice) and 30232 (October 15, 2012) (order) (“Neuberger Berman Alternative Funds”); Cash Account Trust, et al., Release Nos. 30151 (July 25, 2012) (notice) and 30172 (August 20, 2012) (order) (“DWS Investment Companies”); IndexIQ Advisors LLC, et al., Release Nos. 30130 (July 9, 2012) (notice) and 30161 (August 3, 2012) (order); Advisors Series Trust and Orinda Asset Management, LLC, Release Nos. 30043 (April 23, 2012) (notice) and 30065 (May 21, 2012) (order); Domini Social Investment Trust and Domini Social Investments LLC 29984 (March 21, 2012) (notice) and 30035 (April 17, 2012) (order); Preservation Trust Advisors, LLC and Northern Lights Fund Trust, Release Nos. 29937 (January 26, 2012) (notice) and 29951 (February 22, 2012) (order), Pax World Funds Management Series Trust I and Pax World Management LLC, Release Nos. 29751 (August 1, 2011) (notice) and 29783 (September 7, 2011) (order); Highland Capital Management, L.P. and Highland Funds I, Release Nos. 29445 (September 27, 2010) (notice) and 29488 (October 26, 2010) (order); American Fidelity Dual Strategy Fund, Inc. and American Fidelity Assurance Company, Release

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Nos. 29208 (April 16, 2010) (notice) and 29483 (October 25, 2010) (order); Northern Lights Fund Trust, et al., Investment Company Release Nos. 29208 (April 16, 2010) (notice) and 29267 (May 12, 2010) (order); Lincoln Investment Advisors Corporation and Lincoln Variable Insurance Products Trust, Release Nos. 29170 (March 9, 2010) (notice) and 29197 (March 31, 2010) (order); Cash Account Trust, Release Nos. 29094 (December 16, 2009) (notice) and 29109 (January 12, 2010) (order).

Furthermore, the relief sought herein from Section 15(a) and Rule 18f-2 regarding Wholly-Owned Subadvisers is substantially the same relief that has been previously granted by the Commission. See, e.g., Franklin Templeton International Trust, et al., Release Nos. 30679 (Aug. 27, 2013) (notice) and 30698 (Sept. 27, 2013) (order), Munder Series Trust, Blackstone Alternative Investment Funds, et al., Release Nos. 30416 (March 7, 2013) (notice) and 30444 (April 2, 2013) (order) (“Blackstone”); DWS Investment Companies; and Capital Research and Management Company, et al., Release Nos. 30150 (July 25, 2012) (notice) and 30173 (Aug. 20, 2012) (order) (“Capital Research”). The relief sought herein with respect to Subadvisers that are wholly-owned by the Adviser is also similar to other relief previously granted by the Commission. See, PIMCO Funds: Multi-Manager Series, et al., Release Nos. 24558 (July 17, 2000) (notice) and 24597 (August 14, 2000) (order), as expanded by no-action relief granted by the staff of the Commission to include subadvisers that were wholly-owned subsidiaries of the company that wholly-owned the investment adviser. See PIMCO Funds: Multi-Manager Series (Ref. No. 02-3-ICR) (pub. avail. August 6, 2002).

The Commission has previously granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein. See, e.g., ING Investments; Goldman;

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Munder; Blackstone; Pace; Neuberger Berman Alternative Funds; DWS Investment Companies; and Capital Research.

V.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:26

(1)               Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in this Application, including the hiring of Wholly-Owned Subadvisers, will be approved by a majority of the Subadvised Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund’s shares are offered to the public.

(2)               The prospectus for each Subadvised Fund will disclose the existence, substance, and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund will hold itself out to the public as employing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisers and recommend their hiring, termination, and replacement.

(3)               The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund’s assets, and, subject to review and approval by the Board, the Adviser will: (a)

[26]	A Subadvised Fund relying on the order granted hereunder will comply with conditions 7, 8, 9 and 12 only if it relies on the relief that would allow it to provide Aggregate Fee Disclosure.

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set the Subadvised Fund’s overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a portion of the Subadvised Fund’s assets; and (c) implement procedures reasonably designed to ensure that the Subadvisers comply with the Subadvised Fund’s investment objectives, policies and restrictions. Subject to review by the Board, the Adviser will (a) when appropriate, allocate and reallocate the Subadvised Fund’s assets among multiple Subadvisers; and (b) monitor and evaluate the performance of the Subadvisers.

(4)               A Subadvised Fund will not make any Ineligible Subadviser Changes without the approval of the shareholders of the applicable Subadvised Fund, unless such approval is not required by the 1940 Act by virtue of Rule 2a-6 thereunder or other rule or action of the Commission.

(5)               Subadvised Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

(6)               At all times, at least a majority of the Board will be Independent Directors, and the nomination of new or additional Independent Directors will be placed within the discretion of the then-existing Independent Directors.

(7)               Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Directors. The selection of such counsel will be within the discretion of the then-existing Independent Directors.

(8)               The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

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(9)               Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

(10)           Whenever a Subadviser change is proposed for a Subadvised Fund with an Affiliated Subadviser or a Wholly-Owned Subadviser, the Board, including a majority of the Independent Directors, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser or Wholly-Owned Subadviser derives an inappropriate advantage.

(11)           No Director or officer of a Subadvised Fund or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser except for (i) ownership of interests in the Adviser or any entity, other than a Wholly-Owned Subadviser, that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

(12)           Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

(13)           In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

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VI.	PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, the address of BlackRock Advisors is:

100 BELLEVUE PARKWAY
WILMINGTON, DELAWARE 19809

The address of FDP Series, Inc. and BlackRock FundsSM is:

100 BELLEVUE PARKWAY
WILMINGTON, DELAWARE 19809

Copies of all notices, orders, oral or written communications or questions regarding this Application should be directed to:

Benjamin Archibald, Esq. BlackRock Advisors, LLC 55 East 52nd Street New York, NY 10055	Margery K. Neale, Esq. WILLKIE FARR & GALLAGHER LLP 787 SEVENTH AVENUE NEW YORK, NY, 10019

Pursuant to Rule 0-2(c)(2) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so; that under the Corporation’s articles of incorporation and bylaws and the Trust’s declaration of trust and bylaws, responsibility for the management of the affairs and business of the Corporation and the Trust, respectively, is vested in the respective Board; that by resolutions duly adopted and attached to this Application as Exhibit A, the respective Board has authorized any officer of the Corporation or Trust, as applicable, to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto; and that the undersigned officer of the Adviser is fully authorized under the Adviser’s articles of organization to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto. Applicants state that the authorizations described above remain in

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effect as of the date hereof and are applicable to the individuals who have signed this Application. Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1, B-2 and B-3 hereto.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

VII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

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IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth on the first page of the Application:

BLACKROCK ADVISORS, LLC

By: /s/ Brendan Kyne
Name: Brendan Kyne
Title: Managing Director

BLACKROCK FUNDSSM

By: /s/ Neal J. Andrews
Name: Neal J. Andrews
Title: Chief Financial Officer

FDP SERIES, INC.

By: /s/ Neal J. Andrews
Name: Neal J. Andrews
Title: Chief Financial Officer

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EXHIBITS

The following materials are made a part of the Application and are attached hereto:

Designation	Document

Exhibit A	Resolutions
Exhibits B-1 through B-3	Verifications
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Exhibit A

Resolutions of FDP Series, Inc. and BlackRock FundsSM relating to the authorization of the Exemptive Application

RESOLVED, that the Board of each Fund hereby authorizes and empowers the officers of such Fund, with the assistance of legal counsel, to prepare and file with the Securities and Exchange Commission (the “Commission”) an amended and restated application for exemptive relief (the “Application”), and any and all amendments thereto, requesting an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for exemptions from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements of the 1940 Act and applicable rules and regulations thereunder, to allow such Fund to enter into and materially amend investment subadvisory agreements with one or more subadvisers, which shall be subject to review and approval by the Board, but not the shareholders of the affected Fund, and to make “aggregate fee disclosure,” as may be permitted by the Commission; and

FURTHER RESOLVED, that the proper officers of each of the Funds are authorized and empowered to take such further actions, to execute such other documents, to pay such expenses and to do such other acts and things as such officers, or any of them, in their discretion, deem necessary or advisable to effectuate the intent of the foregoing resolution, any such determination to be conclusively evidenced by the execution and delivery of such documents or the taking of such action by such officers.

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Exhibit B-1

FDP SERIES, INC.

Verification

The undersigned states that he has duly executed the attached Application dated November 22, 2013 for and on behalf of FDP Series, Inc.; that he is the Chief Financial Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FDP Series, Inc. By: /s/ Neal J. Andrews Name: Neal J. Andrews Title: Chief Financial Officer Date: November 22, 2013
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Exhibit B-2

BLACKROCK FUNDSSM

Verification

The undersigned states that he has duly executed the attached Application dated November 22, 2013 for and on behalf of BlackRock FundsSM; that he is the Chief Financial Officer of such company; and that all action by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACKROCK FUNDSSM By: /s/ Neal J. Andrews Name: Neal J. Andrews Title: Chief Financial Officer Date: November 22, 2013
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Exhibit B-3

BLACKROCK ADVISORS, LLC

Verification

The undersigned states that he has duly executed the attached Application dated November 22, 2013 for and on behalf of BlackRock Advisors, LLC; that he is a Managing Director of such company; and that all action by members, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACKROCK ADVISORS, LLC By: /s/ Brendan Kyne Name: Brendan Kyne Title: Managing Director Date: November 22, 2013

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